Filed Pursuant to Rule 433

Registration No. 333-167562

March 7, 2012

KINDER MORGAN ENERGY PARTNERS, L.P.

Pricing Term Sheet

$1,000,000,000 3.95% Senior Notes due 2022

Issuer:	Kinder Morgan Energy Partners, L.P.
Ratings: (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB
Ratings Outlooks: (Moody’s / S&P / Fitch)	Negative / Stable / Stable
Security Type:	Senior Unsecured Notes
Pricing Date:	March 7, 2012
Settlement Date (T+5)**:	March 14, 2012
Maturity Date:	September 1, 2022
Principal Amount:	$1,000,000,000
Benchmark:	2.00% due February 15, 2022
Benchmark Yield:	1.972%
Spread to Benchmark:	+ 200 bps
Yield to Maturity:	3.972%
Coupon:	3.95%
Public Offering Price:	99.814%
Optional Redemption:

Prior to June 1, 2022, we may redeem some or all of the notes at a price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest and a make-whole premium of T + 30 bps. On or after June 1, 2022, we may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest.

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012
CUSIP / ISIN:	494550BL9 / US494550BL94
Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

RBS Securities, Inc.

Co-Managers:	DNB Markets, Inc. SunTrust Robinson Humphrey, Inc. Mizuho Securities USA Inc.

Scotia Capital (USA) Inc. Natixis Securities Americas LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect delivery of the notes will be made against payment therefor on or about March 14, 2012, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, J.P. Morgan Securities LLC at 212-834-4533 and Wells Fargo Securities, LLC at 1-800-326-5897.